CUSIP No. 25457105	13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Credo Technology Group Holding Ltd
(Name of Issuer)
Ordinary shares, par value $0.00005 per share
(Title of Class of Securities)
G25457105
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 ☐ Rule 13d-1(b)
 ☐  Rule 13d-1(c)
 ☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the

CUSIP No. 25457105	13G	Page 2 of 5 Pages

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Yat Tung Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,704,590
	6.	SHARED VOTING POWER 2,035,000
	7.	SOLE DISPOSITIVE POWER 2,704,590
	8.	SHARED DISPOSITIVE POWER 2,035,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,739,590
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 165,550,436 of the Issuer’s ordinary shares outstanding as of September 30, 2024.

CUSIP No. 25457105	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer
Credo Technology Group Holding Ltd
Item 1(b). Address of Issuer’s Principal Executive Offices
c/o Maples Corporate Services, Limited,
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands
Item 2(a). Name of Person Filing
Yat Tung Lam
Item 2(b). Address of Principal Business Office or, If None, Residence
c/o Credo Technology Group Holding Ltd
110 Rio Robles
San Jose, California 95134

Item 2(c). Citizenship
United States
Item 2(d). Title of Class of Securities
Ordinary Shares
Item 2(e). CUSIP No.
G25457105
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under section 15 of the Act.
(b) Bank as defined in section 3(a)(6) of the Act.
(c) Insurance company as defined in section 3(a)(19) of the Act.
(d) Investment company registered under section 8 of the Investment Company Act of 1940.
(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k) A group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

CUSIP No. 25457105	13G	Page 4 of 5 Pages

Item 4. Ownership
(a)Amount Beneficially Owned: 4,739,590
(b)Percent of Class: 2.9%
(c)Number of shares as to which the person has:
a.Sole power to vote or to direct the vote: 2,704,590(1)
b.Shared power to vote or direct the vote: 2,035,000(2)
c.Sole power to dispose or to direct the disposition of: 2,704,590(1)
d.Shared power to dispose or to direct the disposition of: 2,035,000(2)
Notes to Item 4:
1.Includes 6,250 restricted stock units that vest within 60 days of September 30, 2024.
2.Includes 1,270,000 ordinary shares held by Zhan (BVI) Co. Ltd., 720,000 ordinary shares held by Chung (BVI) Co. Ltd and 45,000 ordinary shares held by Evelyn and Job April Foundation. The Reporting Person and his spouse share voting and investment power over Zhan (BVI) Co. Ltd. and Chung (BVI) Co. Ltd. The Reporting Person and his spouse share voting and investment power over the Evelyn Job and April Foundation which is a tax-exempt 501(c)(3) charitable institution for which the Reporting Person and his spouse share voting and investment power over the securities owned by the foundation.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certifications
Not applicable

CUSIP No. 25457105	13G	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 17, 2024

By: /s/ Yat Tung Lam
Name: Yat Tung Lam
Title: Chief Operating Officer and Director